

FRASER MILNER CASGRAIN LLP

03 JUN -9 AM 7:21

Matthew R. Hibbert
Direct Line: 416-367-6765
matthew.hibbert@fmc-law.com

May 23, 2003



Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Ladies and Gentlemen:

PROCESSED
JUN 24 2003
THOMSON FINANCIAL

Subject: Jannock Properties Limited (File No. 82-5062)
Information Furnished Pursuant to Rule 12G3-2(b)
Under the Securities Exchange Act of 1934

Pursuant to the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Jannock Properties Limited (the "Company") hereby furnishes the information described below to the Securities and Exchange Commission (the "Commission").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, attached hereto are copies of the documents identified below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of the provinces and territories of Canada, (ii) filed or become required to file with the TSX Venture Exchange and which were or will be made public by the TSX Venture Exchange, or (iii) distributed or become required to distribute to its security holders:

(a) Interim financial statements for the period ended March 31, 2003;

(b) Management discussion and analysis for the period ended March 31, 2003;

(c) Form 51-901 for the period ended March 31, 2003 dated May 20, 2003; and

(d) Confirmation of mailing dated May 22, 2003.

The documents furnished pursuant to this letter are being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such documents will not be deemed "filed" with the

Commission or otherwise subject the Company to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you should have any questions or require any additional information, please call the undersigned at (416) 367-6765.

Yours truly,

FRASER MILNER CASGRAIN LLP



Matthew R. Hibbert

MAH/mb
Encl.

cc: Brian Jamieson, Jannock Properties Limited (by fax)
Richard Scott, Fraser Milner Casgrain LLP

1770539_1.DOC



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May 22, 2003

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Québec
Saskatchewan Securities Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territories
Nunavut Legal Registry
TSX Venture Exchange

Dear Sirs:

Subject: **Jannock Properties Limited**

We confirm that the following English material was sent by pre-paid mail on May 21, 2003 to the registered unitholders of the subject Corporation:

1. Press Release/First Quarter Report ended March 31, 2003

We also confirm that a copy of the above was mailed to all non-registered shareholders of the subject Corporation whose names appear on the Corporation's Supplemental Mailing List in compliance with current securities legislation requirements.

In compliance with regulations made under the Securities Act, we are providing this confirmation to you in our capacity as agent for the subject Corporation.

Yours truly,

(Signed)
Ana Olimpio
Assistant Account Manager
Stock Transfer Services
Tel: (416) 263-9552
Fax: (416) 981-9800

c.c. Jannock Properties Limited

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF THE REPORT
Jannock Properties Limited	March 31, 2003	May 20, 2003

ISSUER ADDRESS
2155 Britannia Road West, Unit 2

CITY/PROVINCE/POSTAL CODE	ISSUE FAX NO.	ISSUER TELEPHONE NO.
Streetsville, Ontario, L5M 2G6	(905) 821-1853	(905) 821-4464

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Mr. Brian Jamieson	Chief Financial Officer and Secretary	(905) 821-4464

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
bjamie@jannockproperties.com	n/a

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

PRESIDENT AND DIRECTOR	PRINT FULL NAME	DATE SIGNED
"Mitchell Fasken" (signed)	Mr. Mitchell Fasken	May 20, 2003
CHIEF FINANCIAL OFFICER AND SECRETARY	**PRINT FULL NAME**	**DATE SIGNED**
"Brian Jamieson" (signed)	Mr. Brian Jamieson	May 20, 2003

SCHEDULE A: FINANCIAL STATEMENTS

The financial statements for the 3 months ended March 31, 2003 have been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "Interim Financial Statements"

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. *Analysis of expenses and deferred costs*

The following is a breakdown of amounts presented in the interim financial statements for material expenses and material deferred costs for the three month period ended March 31, 2003:

a)	Deferred or expensed exploration	Not applicable
b)	Expensed research	Not applicable
c)	Deferred or expensed development	Not applicable
d)	Cost of sales	
	Expenditures on property development	Nil
	Land costs	Nil
	Development costs	Nil
e)	Marketing expenses	Not applicable
f)	General and administrative expenses	
	Personnel costs	$127,000
	Directors fees	$12,000
	Professional fees	$94,000
	Office administration	$18,000

2. *Related party transactions*

None.

3. *Summary of securities issued and options granted during the period*

a) Summary of securities issued during the three month period ended March 31, 2003:

Nil.

b) Summary of options granted during the three month period ended March 31, 2003:

Nil.

4. *Summary of securities as at the end of the reporting period*

As at March 31, 2003:

a) the Corporation is authorized to issue an unlimited number of Class A Special Shares and an unlimited number of Class B Common Shares;

b) the Corporation has 5,701,109,120 Class A Special Shares issued and outstanding;

c) the Corporation has 35,631,932 Class B Common Shares issued and outstanding;

d) the Corporation has no options, warrants or convertible securities outstanding;

e) the Corporation has no shares subject to escrow or pooling agreements.

5. *Directors and officers*

As at the date hereof, the following persons are directors of the Corporation:

(i) J. Lorne Braithwaite;

(ii) Robert W. Korthals;

(iii) David P. Smith;

(iv) Ian C.B. Currie; and

(v) D. Mitchell Fasken.

As at the date hereof, the following persons hold the office noted below:

Ian C.B. Currie	Chairman of the Board
D. Mitchell Fasken	President
Brian W. Jamieson	Chief Financial Officer and Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

The management discussion and analysis for the 3 months ended March 31, 2003 has been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "Interim MD&A".

JANNOCK PROPERTIES LIMITED

BALANCE SHEET

(in thousands of Canadian dollars)

	MARCH 31 2003 (unaudited)	DECEMBER 31 2002
ASSETS		
Land under development	**$ 11,660**	$ 11,572
Land held for development	**8,070**	7,128
Mortgage receivable in default (note 3)	**5,115**	5,115
Mortgages receivable (note 3)	**224**	224
Future income taxes	**5,766**	5,683
Other assets	**41**	2
Cash and cash equivalents	**113**	22
Restricted cash held in trust	**1,022**	1,014
	$ 32,011	$ 30,760
LIABILITIES		
Bank loan	**3,385**	2,180
Accounts payable and accrued liabilities (note 4)	**2,143**	1,953
Income taxes payable	**182**	175
Deposits on land sales	**1,035**	1,028
	$ 6,745	$ 5,336
SHAREHOLDERS' EQUITY		
Capital stock (note 6)	**$ 56,964**	$ 56,964
Contributed surplus	**6,868**	6,868
Deficit	**(38,566)**	(38,408)
	$ 25,266	$ 25,424
	$ 32,011	$ 30,760

STATEMENT OF OPERATIONS AND DEFICIT

(in thousands of Canadian dollars, except per share amounts)

	THREE MONTHS ENDED MARCH 31	
	2003 (unaudited)	2002 (unaudited)
Land sales (note 2)	**$ 7**	$ 6,202
Cost of sales		3,626
Provision for loss in value		352
Gross profit	**7**	2,224
Interest and other income	**7**	275
General and administrative costs	**(251)**	(384)
Income before income taxes	**(237)**	2,115
Income taxes provided/(recovered) (note 5) - current	**4**	6
- future	**(83)**	686
Net earnings for the period	**$ (158)**	$ 1,423
Deficit - Beginning of period	**$ (38,408)**	$ (39,055)
Deficit - End of period	**$ (38,566)**	$ (37,632)
Net earnings per share	**$ (0.00)**	$ 0.04

STATEMENT OF CASH FLOWS

(in thousands of Canadian dollars)

	THREE MONTHS ENDED MARCH 31 2003 (unaudited)	2002 (unaudited)
CASH PROVIDED BY (USED IN)		
OPERATING ACTIVITIES		
Cash receipts		
Receipts on sales of land	$ 7	$ 6,202
Interest and other income received	7	$ 271
Deposit received on land sale	7	-
Cash payments		
Expenditures on land development	(840)	(1,197)
Income taxes paid/refunded	7	67
Payments of general and administrative and other	(270)	(509)
Interest paid	(25)	
	(1,107)	4,834
INVESTING ACTIVITIES		
Other	(7)	
	(7)	-
FINANCING ACTIVITIES		
Bank loan	1,205	
	1,205	-
INCREASE IN CASH	91	4,834
CASH BEGINNING OF PERIOD	$ 22	$ 2,564
CASH END OF PERIOD	$ 113	$ 7,398

1. Summary of significant accounting policies

These interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements in Canada. The disclosures contained in these unaudited interim financial statements do not include all disclosures required for annual financial statements. They have been prepared using the same accounting policies as set out in Note 2 to the financial statements for the year ended December 31, 2002 and should be read in conjunction with those financial statements.

2. Land sales

The Company's accounting policy is to not record land sales until all material conditions have been fulfilled and the Company has received cash deposits of at least 15% of the purchase price.

The nature of land development does not allow for a consistent year-to-year or period-to-period volume of land sales and the results are not therefore an indication of sales that may be experienced in the rest of the year. The revenue is generated by specific projects as the marketplace dictates and buyers become available.

During the period ended March 31, 2003 there were no land sales (March 31, 2002 included land sales of $6,200 to one purchaser).

3. Mortgages receivable

A mortgage receivable for $5,115 is now in default after the purchaser failed to make payment on the due date. As the mortgage is now in default, the Company has discontinued accruing interest. Action has commenced to enforce the Company's security, which management believes to be adequate to fully recover the amount outstanding under the mortgage.

At March 31, 2003, there are mortgages of $80 (December 31, 2002 - $80) under agreements for sale for which deposits received are less than 15% and accordingly these sales and receivables have not been recognized in these financial statements. Land under development includes the land costs relating to these transactions.

4. Accounts payable and accrued liabilities

An amount of $1,214 is included for costs expected to be incurred on land that has been sold (December 31, 2002 - $1,383).

5. Income taxes

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the Company's income tax expense.

	Three months ended	
	March 31, 2003	March 31, 2002
Earnings/(loss) before income taxes	$(237)	$2,115
Expected income taxes/(recovery)	$ (87)	$ 817
Large corporations tax	4	6
Other	4	(131)
Total	$ (79)	$692

6. Capital Stock

The Company's capital stock consists of Class A special shares and Class B common shares. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit (JPL.UN). Accordingly, the Company's earnings per share has been calculated using the number of Class B common shares outstanding of 35,631,932.

7. Commitments

At March 31, 2003, the Company had provided municipalities with letters of credit amounting to $1,917,000 (December 31, 2002 - $1,917,000) in support of its obligations to complete servicing requirements in connection with the development of its properties.

MANAGEMENT DISCUSSION AND ANALYSIS OF OPERATIONS
THREE MONTHS ENDED MARCH 31, 2003

This document should be read in conjunction with the interim unaudited financial statements, which follow the same accounting policies as set out in note 2 to the financial statements for the year ended December 31, 2002.

Results of Operations – First Quarter 2003 versus First Quarter 2002

Revenue for the First Quarter this year consisted of rental income from one of the Milton properties. Last year, land sales for the quarter were $6,202,000 and were almost entirely from the recognition of the sale of an 11-acre parcel at the McFarren site. This sale of the McFarren parcel was completed in late 2000 for $6,335,000 but, in accordance with the Company's accounting policy, was not recognized as a sale at that time as the down payment received was less than 15%. The price of $6,200,000 was discounted to reflect early payment.

Gross profits on land sales for this quarter were $7,000 compared with gross profits of $2,224,000 in the same period last year reflecting the lower level of revenues.

General and administrative expenses this quarter amounted to $251,000 compared with $384,000 for the same period last year. Interest income of $7,000 this quarter is significantly lower than in 2002, which included a deposit of $250,000 that was forfeited by a buyer on an uncompleted sale of one of the Burlington sites.

Conditional agreements are now in place for the sale of eight parcels of land for a total of approximately $45 million. The largest of these conditional sales are $28 million cash for the 221-acre Britannia Road property in Mississauga and $7 million (which includes a $6 million vendor mortgage) for an 11-acre apartment block at the Cooksville site in Mississauga. Closing of the conditional sales cannot occur until all of the conditions that apply to both the vendor and the buyers have been met so that there can be no assurance that they will close or that sales values will be realized. Current expectations are that these sales will be closed later in 2003

A mortgage receivable for $5,115,000 remains in default after the purchaser failed to make payment on the due date in 2002. A conditional agreement has been made for the sale of the site that secures the outstanding mortgage receivable under a power of sale and would result in a full recovery of the amounts outstanding over a two-year period. If the buyer is unable to satisfy its conditions, the Company will resume its efforts to find another buyer.

Britannia 222-acre site

An agreement was made in 2002 to sell the 221-acre Britannia Road property in Mississauga to Mattamy Development Corporation providing zoning on the site can be obtained for residential, office and institutional uses. The sale price is $28 million cash subject to adjustments based on the final development plan for the site. A deposit of $1 million was received for this transaction and is being held in trust. The Ontario Municipal Board hearing to adjudicate upon the land use proposals for this site commenced in September 2002 and ended in March 2003. The ruling by the board is not expected for at least a few months.

An unfavourable decision on the Company's application to rezone the Britannia site to a mixture of residential and other uses will have a material impact on the value of this property and consequently the value of the Company. The City of Mississauga is vigorously opposing the Company's application to rezone this site.

Jancor Companies, Inc

The Company sold its equity interests in Jancor Companies, Inc. (Jancor), a US manufacturer of residential vinyl siding, windows and, outdoor furniture, in 2001. After the sale, Jannock Properties no longer has any investment in Jancor or any influence over the business. Under the terms of the sale, Jannock Properties received the right to 25% of any net proceeds to the current equity holders if and when they decide to sell their interest in Jancor. Jannock Properties does not have any carrying value on its balance sheet as it made a provision in 2000 to fully write down its investment to reflect plant closures and a decline in value that was other than temporary.

Operating results in the First Quarter of 2003 were slightly ahead of last year despite harsh weather conditions and a cautious market place. Resin costs however have been rising rapidly and the industry has been able to implement some price increases. It is not possible to draw any definite conclusions from the results at this time, as the first quarter is normally the weakest season of the year.

Financial results for Jancor show that it has achieved earnings before interest, taxes, depreciation and amortization of approximately US$25 million in each of the last two years. At the end of 2002, Jancor had reduced its ongoing debt obligations to approximately US$50 million. This indicates that Jancor may produce some value for Jannock Properties in the future providing cash flows are maintained. The business faces considerable uncertainties in the future from the impact of increased oil prices on the cost of resin and the depressed level of activity in the US markets. The owners have indicated that they no intention of seeking a

buyer for Jancor in the near future. It is therefore not possible to predict either the timing or the amount of proceeds, if any, that Jannock Properties may receive in the future.

The extent to which any of the income tax losses associated with the sale of the equity interest in Jancor can be used to shelter future earnings for Jannock Properties is uncertain and accordingly the benefit relating to these losses has not been reflected as an asset on the balance sheet of Jannock Properties.

Cash Flows - – First Quarter 2003 versus First Quarter 2002

Cash outflows used in operating activities during the First Quarter of 2003 amounted to $1,107,000 compared to inflows of $4,834,000 for the same period last year. Cash receipts this year were $21,000 compared with $6,473,000 for last year, which included $6,200,000 from land sales and $250,000 from a forfeited deposit. Expenditures were $509,000 below last year's level due to lower spending on land development and on administrative costs.

Cash inflows for financing activities in the First Quarter of 2003 consisted of proceeds from bank loans of $1,205,000. There were no significant cash flows for financing or investing activities in 2002.

Financial Position

Total assets at March 31, 2003 were $32,011,000 compared with $30,760,000 at December 31, 2002. Land held for development increased by $942,000 mainly because of the capitalization of expenditures related to the Ontario Municipal Board hearing on the future of the Britannia site.

Liabilities at March 31, 2003 were $6,745,000 compared with $5,336,000 at December 31, 2002 mainly due to an increase of $1,205,000 in bank loans.

At March 31, 2003, total vendor take-back mortgages that are held by the Company amounted to $5,419,000 (December 31, 2002 - $5,419,000) and consisted of:

a) $5,339,000 (December 31, 2002 - $5,339,000) that are carried as receivables on the balance sheet. Included in this amount is a mortgage for $5,115,000 that is in default after the purchaser failed to make payment on the due date. A conditional sale has been made to sell the site securing this mortgage under a power of sale and would result in a full recovery of the amounts outstanding over a two-year period. If the buyer is unable to satisfy its conditions, the Company will resume its efforts to find another buyer.
b) $80,000 (December 31, 2002 - $80,000) that are not carried as receivables on the Company's balance sheet, relating to sales agreements where the deposits received to date are less than 15%.

Capital Reorganization

In 2002, the Company's capital was reorganized by Special Resolution of the shareholders amending the articles of the Company. Under the reorganization, each common shareholder received 175 Class A Special shares and one Class B common share in exchange for a common share. The Class A special shares are redeemable on a pro rata basis for $0.01 per share, are non-voting and are not entitled to dividends. The Class B common shares are voting and are not redeemable. Six common shares held by a shareholder who had dissented to the reorganization were purchased by the Company during the period. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit.

Accordingly, the Company's earnings per share have been calculated using the number of Class B common shares outstanding of 35,631,932.

Distributions

In 2002, the Company distributed $5,345,000, equivalent to fifteen cents per share, to shareholders. No distributions have been made to shareholders to date in 2003. Receipts from future land sales and from outstanding mortgage receivables will determine the timing and amount of future distributions.